Mail Stop 6010							May 19, 2006

Ms. Debra Towsley
President and Chief Executive Officer
MEDirect Latino, Inc.
1551 NW 65th Avenue, Suite 4
Plantation, Florida 33313

Re:	MEDirect Latino, Inc.
	Form 10 amendment filed May 16, 2006
	File No. 0-51795

 Dear Ms. Towsley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6.  Executive Compensation

1. We note your response to comment 1 and reissue the comment in part. Please expand the presentation in the table to reflect the compensation paid in the form of stock with appropriate footnote description as applicable. In addition, the table does not presently appear to reflect housing allowances, car allowances or other expenses referenced in the service agreements. Were these payments made or reflected on the financial statements? Please advise or revise.


Amendment 5 to Form 10

2. Form 10-Q for March 31, 2006 is delinquent and should be filed as soon as possible.

Management`s Discussion and Analysis, page 17

Critical Accounting Policies, page 21

3. We acknowledge your revised revenue recognition policy disclosure in response to comments two, three, four and five. In addition to your current disclosures, for each period presented, quantify and disclose the amount of changes in estimates of prior period contractual allowances and discounts recorded during the current period and explain the reasons for material changes recorded as we had requested in prior comment 5.

4. Disclose why you believe your estimate of the allowance for doubtful accounts is reasonable when you have not actually written off any bad debts. Disclose why you have not written off any bad debts. We note that 97% of your revenues are from Medicare and insurance companies. In the disclosure justify estimating bad debt expense at a minimum of 15% of sales. State the typical length of time it takes to collect from Medicare and insurance companies, respectively.

Statement of Stockholders` Deficit

5. You reference SAB 48 in response 7. Please disclose what assets were exchanged for stock in the founders` share transactions. In the three founders` share transactions presented only the $43 is there a possible asset recorded as the $550 and $96 the debit is to additional paid in capital. Please explain in the filing the reason for the issuance of the founders` shares, how the transactions were accounted for and valued and why. If the shares were issued for no consideration state that and explain why.

Note 5, Related Party Transactions, page F-9

6. Refer to your response to comment 8. Please revise your related party transactions footnote disclosure to include much of the information that you provided to us supplementally regarding management`s determination of the fair value used in making the estimations for the issuance prior to when you had a trading price.

7. Present on the face of each statement of operations the amount of each expense line that was incurred to a related party. Refer to Rule 4-08(k) of Regulation S-X.

Note 9, Stockholder`s Equity, page F-12 - F-13

8. We did not see any revisions to this note in response to our comments and saw no revisions to the Preferred C Stock Conversion caption on page 22. Revise your disclosure in the MD&A on page 22 to include the basis for your conclusion that the value of $0.95 per share represents the fair value for conversion purposes. Please update Note 9 to include information on the valuation of all equity instruments issued during the periods discussed. For example, your disclosure that "No comparison was made to the fair market value of the common stock as the company`s shares were not publicly traded at the time of the conversion" does not appear to be reasonable. Please refer to comment 12 in our letter dated April 5, 2006 and to comment 37 in our letter dated March 5, 2006.

Financial Statements for the six months ended December 31, 2005, and
2004 (unaudited)

9. Please revise your interim financial statement disclosures based on the preceding audited financial statement comments, as applicable.

Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-37

Advertising, page F-39 and Note 5, Direct Response Advertising, page
F-40

10. We acknowledge your response to comment 12. Your response and disclosures do not fully explain how your expenses qualify for capitalization.
* Your footnote does not include a disclosure of the nature of the costs included in direct response advertising as requested in comment
18 of our letter of April 5, 2006; please readdress.   Please
refer
to paragraphs .24 and .41 of SOP 93-7 for information on advertising costs and on capitalizable direct-response advertising.
* Please tell us how your disclosures comply with the requirements of paragraph .49 of the SOP.
* Supplementally, include a more detailed explanation on how you meet the requirements listed under paragraphs .26 and .33 through .41. Fully describe how your procedures meet the requirements.
* Tell us how many advertisements were run and how you accounted for all advertisements.
* Provide us with the historical data that demonstrates that probable future revenues arising from the advertising costs deferred exceed the future costs to be incurred in realizing those revenues.
* Provide data that shows the amount deferred related to a specific direct-response advertising cost pool and provide the revenues and related costs associated with the initial sale separately from the revenues and related costs of renewal sales and probable revenues and costs of future renewals.
* Demonstrate how your amortization of this asset over four years and your impairment policy comply with the requirements listed under paragraphs .46 through and .48 of the SOP.
When answering the comment, please tie your responses with the specific paragraphs of the SOP as indicated in the bullet points above.





General

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at
(202) 551-3862 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director


     cc:  Melissa K. Rice, Esq.



Ms. Debra Towsley
MEDirect Latino, Inc.
May 19, 2006
Page 2